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DIRECT DIAL 312.407.0641 DIRECT FAX 312.827.9362 EMAIL ADDRESS KEVIN.HARDY@SKADDEN.COM	July 16, 2021

VIA EDGAR U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re: Cushing® Real Income & Preferred Fund (File No. 811-23420)

Ladies and Gentlemen:

On behalf of Cushing® Real Income & Preferred Fund (the “Fund”), we request, pursuant to Rule 477 under the Securities Act of 1933 (the “1933 Act”), the withdrawal of the Fund’s registration statement on Form N-2, together with all exhibits thereto (File No. 811-23420), which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 1, 2019 (via EDGAR Accession No. 0001193125-19-026031) (the “N-2 Filing”).

We believe that withdrawal of the N-2 Filing is consistent with the public interest and the protection of investors because: (1) the filing was prepared in connection with a proposed initial public offering of the Fund’s shares that is no longer contemplated; (2) no securities were sold in connection with this offering; and (3) the filing did not become effective. The Fund requests, in accordance with Rule 457(p) under the 1933 Act, that all fees paid to the Commission in connection with the N-2 Filing be credited for future use. The Fund understands that, pursuant to Rule 477(b) of the 1933 Act, this application of withdrawal will be deemed granted at the time filed with the Commission unless, within 15 calendar days after the filing, the Commission notifies the Fund that the application for withdrawal has not been granted.

July 16, 2021

If you have any questions regarding this application for withdrawal, do not hesitate to contact me at (312) 407-0641.

Sincerely,

/s/ Kevin T. Hardy
Kevin T. Hardy

cc:	John Alban